Optex Systems Holdings, Inc.

1420 Presidential Blvd

Richardson, TX 75081

February 12, 2016

VIA EDGAR

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re: Optex Systems Holdings, Inc.

Registration Statement on Form S-1

Filed June 15, 2015

File No. 333-204955

Dear Ms. Ravitz:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement referenced above. The Company is requesting the withdrawal as it intends to amend the terms of the offering after withdrawal and file a new registration statement with respect thereto upon completion of the amended terms. No securities were sold in connection with the offering. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement ("Order") effective as of the date hereof or at the earliest practicable date hereafter. Please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (215) 375-6646) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Karen Hawkins

Karen Hawkins

cc: Jolie Kahn, Esq.